EXHIBIT 99.2

Information concerning transactions in the Shares effected by the Reporting Person in the last sixty days.

Trade Date	Security	Event	Shares	Price	Where Transaction Effected
12/19/2006	Common Stock	Sale	20,000	$0.3563	OTC
12/20/2006	Common Stock	Sale	20,000	$0.3563	OTC
12/26/2006	Common Stock	Sale	17,500	$0.3571	OTC
12/27/2006	Common Stock	Sale	17,500	$0.3700	OTC
12/28/2006	Common Stock	Sale	20,000	$0.3600	OTC